UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number: 001-36619

Affimed N.V.

Im Neuenheimer Feld 582,

69120 Heidelberg,

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

☒  Form 20-F                ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AFFIMED N.V.

On December 10, 2022, Affimed N.V. (Nasdaq: AFMD) (“Affimed,” or the “Company”) issued a press release titled “Affimed Provides Updated Clinical Data from Phase 1/2 Study of AFM13 Precomplexed with Cord Blood-Derived NK Cells at the ASH 2022 Annual Meeting” providing a data update from the ongoing phase 1/2 study of the Company’s lead innate cell engager (ICE®) AFM13 precomplexed with cord blood-derived natural killer (cbNK) cells in patients with CD30-positive relapsed or refractory (R/R) Hodgkin and Non-Hodgkin lymphomas. The results are being presented today at the 64th American Society of Hematology (ASH) Annual Meeting by principal investigator Yago Nieto, M.D., Ph.D., Professor of Stem Cell Transplantation and Cellular Therapy at The University of Texas MD Anderson Cancer Center. Results from the study continue to demonstrate high objective and complete response rates with a well-tolerated safety profile.

Duration of response (DOR) continues to be monitored, and key observations as of the cutoff date include:

•	63% of patients with at least 6 months follow-up after initial infusion (n=24) remain in complete response (CR) rate for at least 6 months;

•	18 of 33 responders at the recommended phase 2 dose (RP2D) remain in response as of the cutoff date, including 17 of 25 patients with a CR rate; and

•	Five patients treated at the RP2D had their response consolidated with a stem cell transplant

The treatment continues to be well tolerated in the larger patient population, with minimal side effects beyond the expected myelosuppression from the preceding lymphodepleting chemotherapy. No instances of cytokine release syndrome, immune effector cell-associated neurotoxicity syndrome, or graft versus host disease were observed. There were 20 infusion-related reactions in 294 infusions (6.8%) of AFM13 alone and one infusion-related reaction in 99 infusions (1%) of the cbNK cells precomplexed with AFM13. No dose-limiting toxicities were encountered.

On December 10, 2022, the Company issued a press release titled “Affimed Reports Topline Data from AFM13 Monotherapy Phase 2 REDIRECT Study in Patients with Relapsed or Refractory Peripheral T Cell Lymphoma” announcing topline data from its phase 2 REDIRECT study investigating AFM13 monotherapy in patients with advanced-stage R/R Peripheral T Cell Lymphoma.

Primary efficacy measures include objective response rate of 32.4% and a CR rate of 10.2%. Key secondary and exploratory outcome measures include safety, durability of response, progression free survival (PFS) and overall survival (OS). The safety profile of AFM13 was well managed and consistent with previously reported data of prior and ongoing clinical studies with AFM13. Median DoR was 2.3 months, median PFS was 3.5 months and median OS was 13.8 months.

Copies of the press releases are attached hereto as Exhibits 99.1 and 99.2 and are being furnished and shall not be deemed filed or incorporated by reference into any other filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AFFIMED N.V.

Date: December 12, 2022	By:	/s/ Adi Hoess
	Name:	Adi Hoess
	Title:	Chief Executive Officer

	By:	/s/ Angus Smith
	Name:	Angus Smith
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Affimed N.V. Press Release dated December 10, 2022.

99.2	Affimed N.V. Press Release dated December 10, 2022.